UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 7)*
APOLLO GOLD CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
03761E
(CUSIP Number)
Ben Au 1540 Cornwall Road, Suite 212 Oakville, Ontario L6J 7W5 Canada (905) 815-9855
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 7, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03761E ______________________________________________________________________________________________
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ST ANDREW GOLDFIELDS LTD. (This entity does not have an I.R.S. Identification No.)
______________________________________________________________________________________ 2. Check the Appropriate Box if a Member of a Group (see instructions) (a) N/A (b) N/A
______________________________________________________________________________________ 3. SEC Use Only
______________________________________________________________________________________ 4. Source of Funds (see instructions) N/A (disposition of shares)
______________________________________________________________________________________ 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
______________________________________________________________________________________ 6. Citizenship or place of organization ONTARIO, CANADA
______________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 28,679,429(1)
_________________________________________________________________________
8. Shared Voting Power N/A
_________________________________________________________________________
9. Sole Dispositive Power 28,679,429(1)
_________________________________________________________________________
10. Shared Dispositive Power N/A
______________________________________________________________________________________ 11. Aggregate Amount Beneficially Owned by Each Reporting Person 28,679,429(1)
______________________________________________________________________________________ 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
______________________________________________________________________________________ 13. Percent of Class Represented by Amount in Row (11) 13.0%(2)
______________________________________________________________________________________ 14. Type of Reporting Person (See Instructions) CO

Note 1:  Includes 1,200,000 shares of common stock issuable pursuant to warrants exercisable until July 24, 2011, at an exercise price of CDN$0.65 (US$0.55(3)) per share.

Note 2:  All percentages are required to be rounded off to nearest tenth (one place after decimal point). Based on 219,860,257 shares of common stock issued and outstanding as at November 7, 2008, as reported in Apollo Gold's prospectus supplement dated November 7, 2008 and filed with the United States Securities and Exchange Commission pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, plus 1,200,000 shares of common stock issuable to St Andrew upon exercise of warrants as set forth in Note 1.

Note 3:  U.S. Dollar equivalent based on the noon buying rate in New York on November 7, 2008, as certified by the New York Federal Reserve Bank for customs purposes, of US$1.00 = CDN$1.1830.

This statement on Schedule 13D amends and supplements the statements on Schedule 13D dated January 12, 2007, February 2, 2007, February 16, 2007, September 4, 2007, September 10, 2007, and July 24, 2008, each of which were filed by St Andrew Goldfields Ltd. pursuant to Rule 13d-1(d) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.  Security and Issuer

This statement relates to the common stock of Apollo Gold Corporation ("Apollo Gold"), a Yukon Territory, Canada corporation. Apollo Gold maintains its principal office at 5655 South Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220.

Item 2.  Identity and Background

  Name

  St Andrew Goldfields Ltd. ("St Andrew"), a corporation incorporated pursuant to the laws of the Province of Ontario in Canada.

  Residence or business address

  1540 Cornwall Road Suite 212

  Oakville, Ontario

  Canada L6J 7W5

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  See section f below.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.

  No executive officer, director or person controlling St Andrew has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

  Other than as described below, no executive officer, director or person controlling St Andrew, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and no executive officer, director or person controlling St Andrew was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  By letter dated September 20, 2007, St Andrew was advised by the United States Securities and Exchange Commission (the "SEC") that Heritage American Resource Corp. ("Heritage American") was in default of its reporting obligations under Section 13(a) of the Exchange Act. Heritage American was a predecessor company of Heritage Exploration Ltd. ("Heritage"), which St Andrew acquired in 2005 and amalgamated with effective January 1, 2006. As a result of the acquisition and amalgamation, St Andrew qualified as a "successor issuer" to Heritage American under the Exchange Act. As such, it was determined that St Andrew would have been required to bring all delinquent filings of Heritage American, Heritage and St Andrew current with the SEC or, alternatively, consent to the issuance of an order by the SEC pursuant to which the common shares of St Andrew (as successor issuer to Heritage American) would be deregistered under the Exchange Act. St Andrew determined that the appropriate course of action would be to consent to a deregistration order under Section 12(j) of the Exchange Act. As such, on May 12, 2008, St Andrew executed an offer of settlement agreement, voluntarily consenting to a deregistration order by the SEC, and on August 18, 2008, the SEC issued an order revoking registration of St Andrew's securities pursuant to Section 12(j) of the Exchange Act.

  Citizenship.

The following table sets out the name, principal occupation and citizenship of every executive officer, director or person controlling of St Andrew as of the date hereof.

Name	Principal Occupation	Citizenship
Herbert Abramson Ontario, Canada Chairman and Director	Chairman and Chief Executive Officer, Trapeze Capital Corp.; and Chairman, Trapeze Asset Management Inc. (investment management companies)	Canadian
Stephen Burns, C.A. Ontario, Canada Director	Vice-Chairman, Intelligarde International Inc. (a private law enforcement company); and Chairman, Stefi Media Group Inc.	Canadian
Jacques Perron Ontario, Canada President and Chief Executive Officer and Director	President and Chief Executive Officer of St Andrew Goldfields Ltd.; and Chief Executive Officer, Mystery Creek Resources, Inc.	Canadian
Paul C. Jones Colorado, USA Executive Vice-President and Director	Executive Vice-President of St Andrew Goldfields Ltd.; President of Sovereign Management Group, Ltd.; and President, Mystery Creek Resources, Inc.	American
Warren Seyffert Ontario, Canada Director	Corporate Director	Canadian
Bernard Kraft, C.A Ontario, Canada Director	Consultant to Kraft Berger LLP (chartered accounting firm)	Canadian
Gerald A. Slan, F.C.A Ontario, Canada Director	President, Slan Advisors Inc. (financial consulting firm)	Canadian
Louis Gignac Quebec, Canada Director	President, G Mining Services Inc. (mining consulting firm)	Canadian

Name	Principal Occupation	Citizenship
Ben Au Ontario, Canada Chief Financial Officer, Vice-President, Finance and Administration	Chief Financial Officer, and Vice-President, Finance and Administration, of St Andrew Goldfields Ltd.	Canadian
Linda Weinzettl Ontario, Canada Corporate Secretary	Corporate Secretary of St Andrew Goldfields Ltd.	Canadian
Michael Michaud Ontario, Canada Vice-President, Exploration	Vice-President, Exploration of St Andrew Goldfields Ltd.	Canadian
Duncan Middlemiss Ontario, Canada Vice-President and General Manager, East Timmins Operations	Vice-President and General Manager, East Timmins Operations of St Andrew Goldfields Ltd.	Canadian

Item 3.  Source and Amount of Funds or Other Consideration

The transactions reported by St Andrew herein relate to the disposition of shares of Apollo Gold so no funds or other consideration were provided by St Andrew.

Item 4.  Purpose of Transaction

On November 7, 2008, St Andrew sold 2,000,000 shares of Apollo Gold (the "First Tranche Shares") to a third party pursuant to an agreement (the "Agreement") between St Andrew and the purchaser (the "Purchaser") dated October 28, 2008 for an aggregate purchase price of CDN$500,000 (approximately US$422,654 based on the Federal Reserve Bank of New York's noon buying rate on November 7, 2008 of US$1.00 = CDN$1.1830) (the "First Tranche Payment"). The First Tranche Shares are being held in escrow pending closing of the purchase of a second tranche of 2,000,000 shares of Apollo Gold (the "Second Tranche Shares") by the Purchaser. If the Purchaser fails to pay the required purchase price for the Second Tranche Shares in accordance with the terms of the Agreement, the First Tranche Shares will be returned to St Andrew, although St Andrew will retain the First Tranche Payment. St Andrew determined to sell the First Tranche Shares as part of its overall investment strategy. In particular, given the recent weakening of the commodities market and the global economy as a whole, St Andrew determined that it would be in its best interest to sell the Apollo Gold shares in exchange for cash. Pursuant to the terms of the Agreement, if the Purchaser purchases the Second Tranche Shares, the Purchaser will have an option to purchase up to an additional 23,000,000 shares of Apollo Gold from St Andrew.

In addition to the November 7, 2008 sale of 2,000,000 shares of Apollo Gold as described above, since St Andrew's previous Schedule 13D filing (Amendment No. 6 dated July 24, 2008), and as reported by St Andrew on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC between July 24, 2008 and the date of this Schedule 13D, St Andrew has sold an aggregate of 1,245,271 shares of Apollo Gold in ordinary broker transactions pursuant to and in accordance with its Rule 10b5-1 share trading plan dated September 19, 2008 (the "Sales Plan") with GMP Securities L.P. ("GMP"), as agent. (The Sales Plan replaced a prior Rule 10b5-1 share trading plan between St Andrew and GMP, dated May 21, 2008, which prior plan was terminated by the mutual agreement of St Andrew and GMP).

The Sales Plan provides for the orderly sale of up to 28,324,700 shares of common stock Apollo Gold (the "Sales Plan Shares") in compliance with the requirements of Rule 10b5-1(c)(1) under the Exchange Act. The Sales Plan Shares had been registered for resale under a registration statement filed by Apollo Gold under the Securities Act of 1933, as amended, on Form S-3 (the "Registration Statement") on April 24, 2008 (SEC file no. 333-150431), and declared effective by the SEC on May 7, 2008. St Andrew determined to enter into the Sales Plan and sell shares of Apollo Gold thereunder as part if St Andrew's overall investment strategy.

The following table shows St Andrew's sales of Apollo Gold shares pursuant to the Sales Plan between July 24, 2008 (the date of St Andrew's previously filed Schedule 13D) and the date hereof:

Date of Sale	No. of Sales Plan Shares Sold	Price per Sales Plan Share (USD)	Aggregate Gross Sales Proceeds (USD)

September 22, 2008	227,000	$0.2889*	$65,580.30*
September 22, 2008	55,000	$0.2937*	$16,153.50*
September 22, 2008	50,000	$0.2986*	$14,930.00*
September 23, 2008	96,000	$0.2897*	$27,811.20*
September 23, 2008	100,000	$0.2945*	$29,450.00*
September 24, 2008	21,500	$0.2705*	$5,815.75*
September 24, 2008	170,000	$0.2657*	$45,169.00*
September 24, 2008	56,000	$0.2898*	$16,228.80*
September 25, 2008	25,000	$0.2708*	$6,770.00*
September 25, 2008	20,000	$0.2660*	$5,320.00*
September 25, 2008	97,000	$0.2515*	$24,395.50*
September 26, 2008	50,000	$0.2512*	$12,560.00*
September 29, 2008	71,700	$0.25	$17,925.00
September 29, 2008	18,000	$0.2502*	$4,503.60*
September 30, 2008	10,000	$0.2454*	$2,454.00*
September 30, 2008	25,000	$0.2642*	$6,605.00*
September 30, 2008	98,371	$0.25	$24,592.75
October 1, 2008	10,100	$0.25	$2,525.00
October 2, 2008	4,500	$0.2507*	$1,128.15*
October 2, 2008	4,000	$0.25	$1,000.00
October 3, 2008	25,000	$0.2404*	$6,010.00*
October 3, 2008	11,100	$0.25	$2,775.00
	1,245,271		$339,702.55*

*     Relates to sales transactions effected in Canadian dollars over the facilities of the Toronto Stock Exchange: U.S. dollar equivalents are based on the noon buying rate in New York on the respective dates of sale, as certified by the New York Federal Reserve Bank for customs purposes.

The sale of the First Tranche Shares as well as the Sales Plan Shares as indicated above took place within six months of the acquisition by St Andrew of 2,400,000 units of Apollo Gold, each unit consisting of one share and one-half share purchase warrant of Apollo Gold, on July 24, 2008, at a price of $0.49 per unit. Nor short swing profits were realized with respect of the sale of the First Tranche Shares or the Sales Plan Shares under section 16(b) of the Exchange Act, based on the market price of Apollo Gold stock on July 24, 2008 of $0.40 per share (as required under Exchange Act Rule 16b-6).

Except as otherwise disclosed herein, St Andrew has no current plans or proposals that relate to or would result in:

  the acquisition by any person of additional securities of Apollo Gold, or the disposition of securities of Apollo Gold;

  any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Apollo Gold or any of its subsidiaries;

  a sale or transfer of a material amount of the assets of Apollo Gold or any of its subsidiaries;

  any change in the present board of directors or management of Apollo Gold, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  any material change in the present capitalization or dividend policy of Apollo Gold;

  any other material change in Apollo Gold's business or corporate structure including, but not limited to, if Apollo Gold is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

  changes in Apollo Gold's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of Apollo Gold by any person;

  causing a class of securities of Apollo Gold to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  a class of equity securities of Apollo Gold becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to aquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section13(d)(3) of the Act.

  28,679,429 shares of Apollo Gold's common stock (including 1,200,000 shares of common stock issuable pursuant to warrants exercisable until July 24, 2011, at an exercise price of CDN$0.65 per share (US$0.55 per share based on the Federal Reserve Bank of New York's noon buying rate on November 7, 2008 of US$1.00 = CDN$1.1830)), representing approximately 13.0% of Apollo Gold's issued and outstanding common stock.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

  St Andrew holds the sole power to vote or to direct the vote and to dispose or to direct the disposition of 28,679,429 shares of Apollo Gold's common stock (including 1,200,000 shares of common stock issuable pursuant to warrants exercisable until July 24, 2011, at an exercise price of CDN$0.65 per share (US$0.55 per share based on the Federal Reserve Bank of New York's noon buying rate on November 7, 2008 of US$1.00 = CDN$1.1830)), representing approximately 13.0% of Apollo Gold's issued and outstanding common stock.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

  See Item 4 above.

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  None.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None, except as disclosed in Item 4.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 13, 2008

Date
"Ben Au"

Signature
Ben Au Chief Financial Officer; Vice-President, Finance and Administration

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).